EXHIBIT 1


                              Douglas M. Kratz
                         852 Middle Road, Space #101
                           Bettendorf, Iowa 52722
                                563-823-3300



                                           March 21, 2005



   VIA FACSIMILE AND FEDERAL EXPRESS
   --------------------------------

   Board of Directors
   c/o Mr. Paul E. Menzel,
       Chairman of the Board and
       Chief Executive Officer
   Ridgestone Financial Services, Inc.
   13925 West North Avenue
   Brookfield, Wisconsin 53005

   Ladies and Gentlemen:

        As you are well aware, my business colleague, Perry Hansen, and I have been shareholders of Ridgestone Financial Services. Inc. (the "Company") since January 30, 2004. I recently purchased 51,500 additional shares in the Company, making Perry and me the Company's largest current shareholders, owning 9.9% of the outstanding common stock. As you are also aware, Perry and I indicated in the Schedule 13D we filed with the Securities and Exchange Commission on January 28, 2005 that we intend to seek a controlling interest in the Company. On March 11, 2005, the Federal Reserve Bank of Chicago approved the Change in Control Application that Perry and I filed, thereby allowing us to acquire up to 100% of the Company's outstanding common stock.

        Since I acquired the additional 51,500 shares, I have attempted, through a representative, to contact Mr. Menzel on different occasions to discuss our concerns about the financial performance of the Company and our interest in acquiring control of the Company at a premium price paid in cash. I am perplexed by Mr. Menzel's refusal to respond to these attempts to discuss our proposal. Indeed the only effort your organization has made to communicate with us is to spend shareholders' money, including ours, having the Company's legal counsel send us an expensive letter warning us not to trigger the poison pill that the board of directors hastily adopted in response to our overture to enhance shareholder value.











        Poison pill plans entrench the Company's board of directors and management. They do not serve the best interests of shareholders; indeed, they discourage acquisition proposals that maximize shareholder value. One only needs to read the newspapers to see shareholder groups around the country petitioning companies to rescind poison pill plans for these very reasons. More notably, as reported in AMERICAN BANKER on March 11, 2005 (see article attached), banks have themselves stepped up and rescinded their poison pill plans noting that such plans are "unfriendly because they restrict shareholder's influence over management" and are out of line with "best practices" in corporate governance. To the extent there is a lawful basis for these plans, it is that they force a potential acquirer to negotiate with the board of directors to provide the best terms for the company's shareholders -- a rationale that would appear not to apply to the Company, given its refusal to respond to our requests for a meeting. I hope the directors reconsider the merits of their conduct in putting their own interests and the interests of management before those of the beneficiaries of their trust -- the Company's shareholders.

        We can deliver the immediate and substantial value your shareholders deserve, value that you have been unable to deliver to the Company's shareholders, including us. The other shareholders have a right to know and consider our proposal for enhancing shareholder value. Mr. Menzel's refusal to communicate with us informally leaves us no choice but to communicate our proposal to the board of directors formally and make it public at the same time:

             1. PURCHASE PRICE: We would pay in cash approximately $17,110,000 to acquire all of the outstanding shares of the Company's common stock that Perry and I do not own. This equates to $14.00 for each share of Company common stock outstanding on a fully diluted basis (based on 867,606 shares plus an estimated 440,000 stock options outstanding and in the money) -- this price, therefore, includes the payout of the 341,131 stock options currently issued to the Company's three management employees, Ms. Lake and Messrs. Menzel and Hayes, such management stock options alone repre-senting an astounding 39.3% of the outstanding common shares of the Company.

             Our proposal represents approximately 59 times the Company's 2004 earnings, 27 times the Company's 2003 earnings, and 1.80 times the Company's December 31, 2004 normalized (6.5%) equity capital. These multiples are based on an estimated exercise price of $9.00 per share for the approximately 440,000 outstanding stock options.

             Please understand that the proposed offer takes into account that Chairman Menzel and President Lake would receive well in excess of $800,000 in severance payments, in addition to Mr. Menzel receiving $120,000 per year for 15 years subsequent to the sale of the Company under the extraordinarily generous benefits program you, the board of directors, put in place. By all accounts, the proposed offer price is rich, especially since the Company is an under-performing institution.

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        The purchase price would be paid in cash from our personal funds.
        Accordingly, this offer has no financing contingency.

              The purchase price contained in this item 1 is contingent on the total legal and accounting expenses incurred by the Company in connection with the proposed offer since January 28, 2005 not exceeding $50,000 -- any legal and accounting expenses in excess of $50,000 would reduce the aggregate purchase price identified above dollar for dollar.

             2. TRANSACTION STRUCTURE; CLOSING CONDITIONS: The transaction could be structured as a cash tender offer, in which case, the Federal Reserve has already given us all the approvals we need. Alternatively, if the company would prefer we would be willing to negotiate a merger agreement and pursue any additional regulatory approvals that may be required. This proposal is conditioned upon the following:

             * 80% or more of the fully diluted shares tendered, if a tender offer, or shareholder approval, if a merger;

             * Receipt of any additional governmental and regulatory approvals;

             * The board of directors of the Company redeeming the rights associated with the poison pill or otherwise rendering the plan ineffective with respect to the contemplated trans-action.

             * The board of directors (or if necessary, the shareholders) granting any necessary consents under the Wisconsin Interested Shareholder Statute (Section 180.1141), the Wisconsin Control Share Voting Restrictions (Section 180.1150), or the Wisconsin Special Shareholder Vote Requirements under Section 180.1131.

             3. DUE DILIGENCE: The proposed purchase price is based on our review of publicly available information about the Company. Accordingly, this proposal is contingent upon the Company granting us unrestricted access to the Company's books, records and personnel so that we may complete a customary due diligence investigation of the Company to our satisfaction. We expect to complete our further due diligence promptly. Perry and I are prepared to sign an appropriate confidentiality agreement prior to receiving non-public information about the Company.

             This proposal provides all of the Company's shareholders with an immediate opportunity to realize a substantial gain over the Company's market price over the past six months -- an outcome which, given the Company's past and current performance, is unlikely to occur in the foreseeable future through any other means. It also provides the board of directors with an opportunity to secure value that is in the best interest of the Company's shareholders. In the past the board has ignored the best interests of the shareholders which is evidenced by the following:


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        *    its grant of approximately 440,000 stock options -- in excess of 50% of the Company's outstanding shares -- an amount far in excess of the norm for this industry and an amount that is extremely dilutive to the outside shareholders (this level of stock option grants and associated dilution is outrageous in light of Company's poor financial performance);

        * its approval of generous change in control agreements with Mr. Menzel and Ms. Lake, a supplemental retirement agreement with Ms. Lake and an extraordinary salary continuation agreement with Mr. Menzel providing for the payment of approximately $120,000 per year for 15 years following his death or termination of employment with the Company -- all of which leave the outside shareholders with an expensive bill to pay; and

        * its adoption of the poison pill plan, which only perpetuates the status quo to the detriment of the Company's shareholders.

        The actions of management and the Company's board of directors to entrench yourselves, to cause the Company's further financial deterioration and waste of Company assets and to avoid our serious overtures to pay the Company's shareholders a significant non-contingent cash premium for their shares, raises serious issues about the board's fiduciary conduct. Indeed, these are the very maladies that the corporate governance reforms provoked by the Sarbanes-Oxley Act of 2002 were intended to remedy. We would advise that your lawyers' time is better spent advising the board about its fiduciary obligations than warning me about the mechanics of your management entrenchment device.

        Our objective is to work with you in a professional and constructive manner to complete a transaction that will realize the full potential of the Company and serve the best interests of all of the shareholders. While we are open to negotiating a transaction supported by the board of directors, we are prepared to take this proposal directly to the Company's shareholders. Your shareholders have a right to be heard.

        We also reserve the right to undertake a proxy contest to gain representation on the board of directors and/or to communicate directly with shareholders regarding the prospects of the Company and its management. In that regard, we hereby request that pursuant to
   Section 180.1603(3) of the Wisconsin Business Corporation Law you have a copy of the Company's shareholder list (including the NOBO list), current as of March 21, 2005, forwarded to me post-haste at the address shown at the top of this letter. We request that the shareholder list be provided in paper and disc or magnetic tape form (whichever form is utilized by the Company's transfer agent). Furthermore, please update the shareholder information at the shortest reasonable intervals until the date of the next meeting of shareholders.


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        We renew our earlier requests to meet with you to discuss our offer and request that you allow us to begin the requisite due diligence review of the Company's non-public information. During this time and in order to ensure that the board of directors of the Company has an opportunity to measure our $14.00 per share cash proposal against other potential offers for the Company, we would invite you to take the next 30 days to test our all-cash proposal in the market-place. Should you negotiate a cash offer from another purchaser of at least $15.00 per share on or before April 20, 2005, we would agree to endorse that offer, subject to the other purchaser being a credible acquirer who can consummate the transaction on or before June 30, 2005. If you are not successful in finding at least a $15.00 per share offer in that timeframe, we would expect you to agree to support our offer, redeem the Company's pill and provide us with any necessary consents under Wisconsin law.

        Pursuant to our obligations under the Securities Exchange Act of 1934, we will be filing a copy of this letter as an exhibit to an amendment to our Schedule 13D. This proposal, therefore, will be made publicly available promptly. In view of the importance of this matter, I request a response to this proposal by March 30, 2005.

        I look forward to hearing from you.

                                           Sincerely,



                                           /s/  Douglas M. Kratz
                                           Douglas M. Kratz























                                      5







   Old Takeover Barriers Start To Come Down

   American Banker  Friday, March 11, 2005
   By Laurie Kulikowski

   In light of the governance fiascos of the past few years, a number of banking companies are getting rid of their shareholder-rights plans. Better known as "poison pills," the plans help shield companies from takeovers but are generally considered to be unfriendly because they restrict shareholders' influence over management.

   Thomas A. Renyi, Bank of New York Co. Inc.'s chairman and chief executive, said in a Feb. 28 announcement that his company would terminate its 20-year-old plan on March 25 to "ensure that our shareholders continue to have a voice in sustaining sound corporate governance policies."

   In January, Sovereign Bancorp Inc. of Philadelphia eliminated some anti-hostile-takeover provisions from its plan. A spokesman said it did this to stay in line with "best practices" in corporate governance and to create "greater turnover in our stock." BB&T Corp. and Wells Fargo & Co. have rescinded their plans in the past two years.

   Last year 36 companies listed in the Standard & Poor's 1500 terminated their shareholder-rights plans, according to the Investor Responsi-bility Research Center. Such plans reduce shareholder value and give "more power to a board to stop a deal" that shareholders might approve of, said Beth Young, a senior research associate at the Corporate Library, a corporate governance watchdog.

   But companies have used them in the past to ward off hostile takeovers. Some shareholder-rights plans allow shareholders to buy stock to dilute the worth of shares and hence make a deal more expensive. Another strategy is for a takeover target's entire management team to resign at once.

   "Companies that have the pill say it gives them bargaining power," Ms. Young said. But increased pressure from institutional shareholders and the stigma that rating agencies attach to companies with shareholder-rights plans have prompted some banks to change. Sovereign erased two provisions, the spokesman said: a "dead hand," which allowed only continuing directors (as opposed to new ones) to redeem stock purchase rights, and the "adverse person" rule, which triggered the dilutive effects of the rights plan by declaring a 4.9% or larger shareholder to be an adverse person.

   Wells Fargo threw out its poison pill after a shareholder proposal in 2002. The plan was adopted in the late 1980s, when the company was known as Norwest Corp.

   Tom Nicholson, BB&T's head of investor relations, said BB&T's plan, which was adopted with the 1995 merger of Southern National Corp. and BB&T, would have expired this year anyway. The Winston-Salem, N.C., company eliminated the plan in February 2004 as part of a corporate governance improvement program begun in late 2003, he said.

   Consolidation has been a hallmark of the industry for two decades. It's less likely that a large company would become subject to a hostile takeover, but not impossible.

   One of the more notable and successful hostile takeovers, ironically, was Bank of New York's 1989 purchase of a local competitor, Irving Trust Co. Bank of New York attempted but failed to acquire Mellon Financial Corp. in 1998.

   And there was Wells Fargo's unsolicited takeover of Los Angeles' First Interstate Bancorp in 1996. Gerard Cassidy of Royal Bank of Canada's RBC Capital Markets had a more practical explanation for why companies are ridding themselves of shareholder-rights plans -- they are "cutting expenses in every little corner they can find" to rein in operating expenses.

   Banks "may discover it's not even worth it" to spend money on administering and filing the plans with regulators, he said.

   Bank of New York will pay a nickel to buy back each right in its plan, which will total $38 million in redemptions, it said. The company has 780 million outstanding shares of common stock, with each share representing one "right" under the plan; each share will be delisted from the New York Stock Exchange.

   Bank of New York said its independent directors would have only 12 months to implement any future shareholder-rights plans; after that shareholders would have to approve of the plan. The current shareholder plan has been in place since 1985, a spokesman said. Ms. Young said the termination "will be seen by shareholders as a nod to shareholder rights and the idea of sharing more power."

   Copyright 2005 Thomson Media Inc. All Rights Reserved.
   http://www.thomsonmedia.com http://www.americanbanker.com COPYRIGHT
   2005 Gale Group















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